October 26, 2010

John Stickel, Attorney-Advisor
United State Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:     RVPLUS Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 28, 2010
           File No. 333-168768

Dear Mr. Stickel:

We represent RVPLUS, Inc. (the “Company”). We are in receipt of your letter dated October 8, 2010 and have discussed same with the Company. The following are the responses to your letter:

Prospectus Summary

1.	We note your response to our prior comment 2 and reissue in part. Please provide a brief overview of your business. Refer to Item 503(a) or Regulation S-K.

Answer:	The prospectus summary has been revised to provide a brief overview of the Company’s business.

Item 11. Information about the Registrant, page 11

Description of Business, page 11

2.
We note your response to our prior comment 13 and reissue in part.  It appears that you continue to refer to your future plans to patent your products on page 15.  Please revise for consistency or advise. In addition, please either revise significantly to discuss your detailed plan to become operational and through to revenue generation, or discuss the absence of such a detailed plan here and include a risk factor to discuss the lack of a detailed plan.

Answer:	The description of business has been revised to provide a more detailed plan for the Company to become operational

3.
We note your response to our prior comment 16 and reissue.  You must have a reasonable basis for all forward looking disclosure.  Please provide support for your production cost estimates on page 12 and 13 because it appears unclear how you estimated them.  Refer to Item 10(b) of Regulation S-K.

Answer:	This disclosure has been revised to provide support for these estimates.

Very truly yours,

ANSLOW & JACLIN, LLP

/s/ Anslow & Jaclin, LLP